OMV Investor News

May 2, 2007

New Oil discoveries for OMV in Libya

- 2 oil discoveries in Block NC 200 in southern Sahara Desert
- Discovery wells produce 589 and 334 barrels per day in test
- OMV strengthens its position in Libya – further growth planned

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, today announced two oil discoveries yielding high quality oil in Block NC 200 in the Murzuq Basin, 1,000 km south of the Libyan capital Tripoli. The first discovery at well E1-NC 200 tested 589 barrels per day (bbl/d), the second discovery was encountered by well G1-NC 200. The well flowed 334 bbl/d. These are the first discoveries of commercial quantities of oil in this contract area. Appraisal of the discoveries is under way. The giant El Shararah oil field and Block NC 186, where already 7 discoveries have been made in the recent years, are less than 100 km away.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "I am very pleased with these new discoveries. It confirms the potential of this area and further strengthens our position in Libya which is the most important country of our Northern African E&P core region."

Block NC 200 forms part of a package of exploration blocks including NC 201 and 202 (offshore), NC 199 (Cyrenaica) and NC 203 and NC 204 (Kufra Basin) which has been awarded to Repsol and OMV in June 2003. OMV holds a 14% interest in this package. The other partners are the National Oil Corporation of Libya (65%) and Repsol as operator (21%).

Balanced international E&P portfolio

OMV owns a balanced international E&P portfolio in 20 countries organized around six core regions, namely the Danube and Adriatic region, Northern Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian. OMV's daily production volume is approximately 324,000 boe/d, and the company's reserves are approximately 1.3 bn boe.

dlw 5/14

Background information:

OMV in Libya

OMV made a major step in Libya in 1985, when it acquired 25% of Occidental Petroleum's producing assets. Since then OMV has considerably expanded its operations by entering into an agreement in 1994 with NOC, Repsol and Total of France for the development and production of the giant Sharara field which produces around 200,000 barrels oil per day (bbl/d). In 1997 NC 186 and NC 197 were acquired, followed by NC 190 in 1999. In 2003 OMV and Repsol were awarded Exploration Package 1 encompassing 6 blocks with a total size of approx. 70,000 km². OMV's current production in Libya amounts to 31,500 bbl/d.

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 14 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 47 bcm of natural gas annually to countries such as Germany and Italy. Sales volumes of gas amount to 14.11 bcm. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approximately 1.3 billion boe, daily production of around 324,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has 2,540 filling stations in 13 countries. The market share of the group in the Marketing business in the Danube region is now 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

In June 2006, OMV has established the OMV Future Energy Fund, a wholly owned subsidiary to support projects in renewable energy with more than EUR 100 Mio to initiate the change from a pure oil and gas group to an energy group with renewable energy in its portfolio.


Mediterranean Sea
TUNISIA
TRIPOLI
Gulf of Sirte
Benghazi
NC-202
NC-201
Tobruk
Sirte
Ghadames
NC-29B
NC-29C
CONC. 103
CONC. 102
EGYPT
NC-74A
NC-74B
NC-163
NC-199
ALGERIA
NC-190
NC-74F
Sabha
NC-186
NC-200
NC-115
LIBYA
NC-203
Ghat
NC-187
NC-204

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–March 2007** on May 16, 2007

Move & More. OMV

END